UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.

ALEXANDROU STREET

151 24, MAROUSSI

ATHENS, GREECE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Information Contained in this Form 6-K Report

On October 10, 2022, TOP Ships Inc. (the “Company”) entered into a warrant exercise inducement letter agreement (“Inducement Letter”) with an accredited investor that is an existing holder of warrants to purchase an aggregate of 715,150 of the Company’s common shares for cash (the “Existing Warrants”), wherein the investor agreed to exercise all of the Existing Warrants at an exercise price reduced from $10.00 per share to $6.75 per share. The Existing Warrants were previously issued in a registered direct offering which closed on June 7, 2022. The net proceeds of the exercise of the Existing Warrants to the Company, after deducting estimated expenses and fees, are expected to be approximately $4.5 million.

The common shares issuable upon exercise of the Existing Warrants were registered for resale pursuant to the Company’s registration statement on Form F-1 (File No. 333-266002) previously filed with and subsequently declared effective by the Securities and Exchange Commission (“SEC”) on July 14, 2022.

In consideration for the immediate exercise of the Existing Warrants for cash, the exercising holder will receive new warrants to purchase up to an aggregate of 1,072,725 common shares (the “New Warrants”) in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The New Warrants are immediately exercisable upon issuance at an exercise price of $6.75 per common share and will expire on June 7, 2027. The form of New Warrant is filed as an exhibit to this report and is incorporated herein by reference.

The New Warrants described above were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act and, along with the common shares issuable upon their exercise, have not been registered under the Securities Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. The securities were offered only to accredited investors. The Company has agreed to file a registration statement with the SEC covering the resale of common shares issuable upon exercise of the New Warrants.

This report shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the form of New Warrant.

Attached to this report on Form 6-K as Exhibit 10.1 is a copy of the form of Inducement Letter.

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated October 10, 2022 titled “TOP Ships Inc. Enters into Warrant Exercise Transaction For $4.8 Million in Gross Proceeds.”

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The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-267170) that was filed with the SEC and became effective on September 13, 2022.

EXHIBIT INDEX

4.1	Form of New Warrant

10.1	Form of Inducement Letter

99.1	Press Release, dated October 10, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

By:	/s/ Evangelos J. Pistiolis
Name:	Evangelos J. Pistiolis
Title:	Chief Executive Officer

Date: October 11, 2022